Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended					Nine-Month Transition Period Ended
	June 30,	Year Ended December 31,				December 31,
(in thousands)	2013	2012	2011	2010	2009	2008
Fixed charges:
Interest expense	$13,992	$34,452	$34,196	$24,668	$18,049	$3,933
Capitalized interest	—	285	—	—	—	6,000
Amortization of debt issuance costs	1,841	3,069	2,449	1,476	778	186

Total fixed charges	$15,833	$37,806	$36,645	$26,144	$18,827	$10,119

Earnings available for fixed charges
Income before income taxes	$14,406	$25,156	$61,899	$66,051	$20,245	$(8,049)
Add: Fixed charges	15,833	37,806	36,645	26,144	18,827	10,119
Less: Capitalized interest	—	(285)	—	—	—	(6,000)
Less: Net (income) loss attributable to noncontrolling interests	—	16	205	(150)	(364)	1,152

Total earnings available for fixed charges	$30,239	$62,693	$98,749	$92,045	$38,708	$(2,778)

Ratio of earnings to fixed charges	1.91	1.66	2.69	3.52	2.06	*

*	Earnings for the nine months ended December 31, 2008 were inadequate to cover fixed charges.